UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier

Executive Vice President, General Counsel and Secretary

Cinemark Holdings, Inc.

3900 Dallas Parkway

Plano, Texas 75093

(972) 665-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,369,080 shares
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power 4,369,080 shares
	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,080 shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row 4.5%
14	Type of Reporting Person (See Instructions) HC

(1)	Reflects the one-for-ten reverse stock split that was effected on August 3, 2023.

EXPLANATORY NOTE

This Amendment No. 16 (“Amendment No. 16”) amends the Schedule 13D first filed on March 28, 2011, and as amended subsequently (the “Schedule 13D”), by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”). This Amendment No. 16 reflects changes to Items 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 11, 2023, National CineMedia, LLC, the operating company for the Issuer, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the Bankruptcy Code. On June 27, 2023, the Bankruptcy Court entered an order (the “Order”) confirming the Modified First Amended Plan of Reorganization of National CineMedia, LLC Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). Pursuant to the Order, the 4,849,345 Common Units of National CineMedia, LLC that were purportedly issued to a subsidiary of the Reporting Person pursuant to the March 29, 2023 Notice of Determination under the Common Unit Adjustment Agreement, dated February 13, 2007, between the Issuer and Cinemark Media, Inc. were never issued by the Issuer and shall not be issued by the Issuer under or in connection with the Plan. As a result of the transactions pursuant to the Plan, the Reporting Person is no longer a beneficial owner of more than 5% of the Issuer’s Common Stock.

On August 7, 2023, Mark Zoradi, a member of the Board of Directors of the Reporting Person, resigned from the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) - (b) The Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., currently may be deemed to beneficially own 4,369,080 shares of Common Stock. Cinemark’s beneficial ownership of 4,369,080 shares of Common Stock equals approximately 4.5% of the Issuer’s issued and outstanding shares of Common Stock, based upon 96,779,983 shares of Common Stock issued and outstanding, as reported in the Issuer’s Form 8-K filed on August 7, 2023.

Neither the filing of this Amendment No. 16 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 16 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) There have been no transactions in the shares of Common Stock during the sixty days prior to the date hereof by the Reporting Person.

(d) Not Applicable.

(e) On August 7, 2023, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Executive Vice President—General Counsel and Business Affairs and Secretary